Reviewed Financial Statements

Stackhouse, LLC
For The Years Ended December 31, 2019 and
December 31, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors and Members of
Stackhouse, LLC
Tucson, Arizona

We have reviewed the accompanying financial statements of Stackhouse, LLC. (an Arizona limited liability company), which comprise the balance sheet as of December 31, 2019 and 2018, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alexandra Hernandez.

Alexandra Hernandez, CPA
San Antonio, TX
April 28, 2020

Balance Sheet


Stackhouse, LLC
As at 31 December 2019


	31 Dec 2019	31 Dec 2018
Assets		
Current Assets		
Cash and Cash Equivalents	220	73
Total Current Assets	**220**	**73**
Non-Current Assets		
Property, Net	126,048	-
Total Non-Current Assets	**126,048**	**-**
Total Assets	**126,267**	**73**
Liabilities and Equity		
Liabilities		
Non-Current Liabilities		
Notes Payable - The Naked Alpha Fund	120,000	-
Total Non-Current Liabilities	**120,000**	**-**
Total Liabilities	**120,000**	**-**
Equity		
Contributed Capital - Founders	42,091	21,073
Current Year Earnings	(14,822)	(2,013)
Earnings (Deficit) Retained	(21,001)	(18,988)
Total Equity	**6,267**	**73**
Total Liabilities and Equity	**126,267**	**73**

Reviewed - See accompanying notes

Income Statement

Stackhouse, LLC
For the 12 months ended 31 December 2019

	Dec-19	Dec-18
Revenue		
Non-Refundable Unit Deposits	2,600	-
Total Revenue	**2,600**	**-**
Gross Profit	**2,600**	**-**
Operating Expenses		
General and Administrative	658	201
Marketing and Advertising	2,104	1,812
Property Expenses	4,752	-
Travel Expenses	438	-
Total Operating Expenses	**7,952**	**2,013**
Operating Income / (Loss)	**(5,352)**	**(2,013)**
Other Income and Expense		
Interest Expense	(9,410)	-
Organizational Costs	(60)	-
Total Other Income and Expense	**(9,470)**	**-**
Net Income / (Loss) before Tax	**(14,822)**	**(2,013)**
Net Income	**(14,822)**	**(2,013)**
Total Comprehensive Income	**(14,822)**	**(2,013)**

Reviewed - See accompanying notes

Statement of Cash Flows

Stackhouse, LLC

For the year ended December 31, 2019

	2019	2018
Operating Activities		
Receipts from customers	2,600	-
Payments to suppliers	(17,422)	(2,013)
Net Cash Flows from Operating Activities	**(14,822)**	**(2,013)**
Investing Activities		
Payment for property - Land	(126,048)	-
Net Cash Flows from Investing Activities	**(126,048)**	**-**
Financing Activities		
Proceeds from issuance of long-term notes	120,000	-
Proceeds from Member's capital contribution	21,017	2,085
Net Cash Flows from Financing Activities	**141,017**	**2,085**
Net Cash Flows	**147**	**73**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	73	-
Cash and cash equivalents at end of period	220	73
Net change in cash for period	**147**	**73**

Reviewed - See accompanying notes

Statement of Changes in Members' Equity

Stackhouse, LLC

For the year ended December 31, 2019

	2019	2018
Equity		
Starting Balance	73	-
Members' Capital Contribution	21,017	2,085
Current Year Earnings (Loss)	(14,822)	(2,013)
Total Equity	**6,267**	**73**

Notes to the Financial Statements (Reviewed)
Stackhouse, LLC
For The Years Ended December 31, 2019 and December 31, 2018

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

Stackhouse, LLC ("the Company") is a limited liability company ("LLC") formed under the laws of the State of Arizona on December 26, 2017.

The Company provides a cost-effective, eco-friendly, and easily transportable solution to the rising cost of urban housing. The Company's proprietary towers allow residents to dock custom-built shipping container tiny homes in a multi-family skeleton. Residents pay a monthly rental fee for tower access, utilities, and parking where required.

Management's Plans

The Company's plan for 2020 is to grow its revenues significantly by building its vertical communities in 25 US cities by 2025. The Company will also professionalize its operations, licensing process, marketing efforts, and make strategic hires to drive these initiatives. Capital contributions from its financing operations will enable the Company to invest in these programs to meet its revenue goals for 2020 and beyond, with the goal of reaching profitability by 2021. The Company foresees that continuing to scale to meet the market growth in the real estate space, actively growing the market through the Company's marketing and licensing efforts, and continuously improving internal operations will set it up to be a leader in the real estate development community.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

As of the date of this report, the Company has not yet built a vertical community and utilized the proprietary technology in the field. Building its first vertical community requires significant capital; however, based on the current operating plan, the Company expects to operate with positive cash flow from operations once launched.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, such as money market funds that are readily convertible to known amounts of cash within 90 days from the date of purchase. All cash balances are held at major banking institutions.

Property and Equipment

Purchase of property and equipment are recorded at cost, Improvements and replacements of property and equipment are capitalized. All direct labor costs that have been identified in the installation or modification of specific equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of property and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain, or loss is reported in the period incurred.

As of December 31, 2019, the Company's property and equipment consisted of real estate property (Land) purchased in June 2019 for a total cost of $126,047.50. The Land is located in Lot 4 in Block 15, of the City of Tucson, a subdivision of Pima County, Arizona. The Land was purchased with the issuance of a $120,000 note payable to "The Naked Alpha Fund" (see NOTE D - DEBT).

Revenue

The Company earns revenue from rental fees and non-refundable deposits charged to users of the Company's proprietary towers. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Expenses

The Company records expenses in the period incurred.

Organizational Costs

Organizational costs, including legal fees, are expensed as incurred. Organizational costs charged to operations totaled $1,539 for the period from March 2017 through December 31, 2019.

Income Taxes

The Company operates as a limited liability company. As such, income and expenses of the Company are passed through to the members and are reported on the individual income tax returns. As a limited liability company, the Company is not required to pay federal or state income taxes. However, the Company is subject to certain state, excise, franchise and license fees; the provision for income taxes reflected in the accompanying consolidated financial statements consists primarily of such items.

The Company evaluates its uncertain tax positions and would recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. Management does not believe that the Company has any uncertain tax provisions.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Member's Equity

Pursuant to the Company's operating agreement, the Company's initial ownership is authorized as a 50%, 50% ownership split. As of December 31, 2019, the Company's ownership consists of two main members.

The ownership by a Member, shall entitle such Member to allocations of Net Income and Net Loss and other items of income, gain, loss or deduction, and distributions of cash and other property. All Company's ownership was issued to founding members during the period from December 26, 2017 (inception) through December 31, 2019, in exchange for cash and other assets valued at $42,090.65.

NOTE C - FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the
use of unobservable inputs. These inputs are prioritized as follows:

- **Level 1** - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
- **Level 2** - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
- **Level 3** - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

- **Market approach** - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- **Income approach** - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
- **Cost approach** - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D - DEBT

The Company entered into a secured promissory note (the Note) on June 28, 2019 with a private company "The Naked Alpha Fund" for the purpose of purchasing property for the principal amount of $120,000. The note bears an interest rate of 10% per annum, payable in interest only payments in the amount of $1,000 due monthly. The principal balance is to be paid in full on or before the note matures on June 30, 2020. The total loan fees and interest paid for the note during 2019 was $9,410. The balance of the note was $120,000 at December 31, 2019.

NOTE E - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F - RELATED PARTY TRANSACTIONS

In the normal course of business, the Company will have transactions with the following related party entities:

- EAB Holdings, LLC

NOTE G - MEMBER LIABILITY

The Company is organized as a limited liability company under the laws of the state of Arizona. As such, the liability of members of the Company for the financial obligations of the Company are limited to each members' contribution of capital to the Company.

NOTE H - INDEMNIFICATION

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk to be remote.

NOTE I - SUBSEQUENT EVENTS

During the first quarter of 2020 the following events occurred:

- COVID-19 Pandemic - The Company's current and future business, production capacity, results of operations, cash flow and financial condition may be adversely affected by reduced economic activity, workforce disruption, and mitigation expenses resulting from the COVID-19 pandemic.

- The Company entered into an unsecured note payable ("the Note") to a related party (Margaret Egan). The Note does not accrue interest, the payment terms are within six months after completion of the tower construction, and the maturity is at a future date to be determined by management. The Company will use the funding from the Notes to cover the operational costs of the tower construction. As of April 28, 2020 the total amount due to Margaret Egan is $62,000.

- In April 23, 2020, the Company renegotiated its 2018 promissory note with The Naked Alpha Fund. The new agreement extended the repayment period from June 30, 2020 to June 30, 2021.

NOTE I - SUBSEQUENT EVENTS (Continued)

In preparing these financial statements, management has evaluated and disclosed all material subsequent events through April 28, 2020, which is the date that the financial statements were available to be issued, and has not identified any events, other than those disclosed above, that would be required for disclosure.